_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 4 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 46     Press Release of KCPL issued on July 12, 1996.

     Exhibit 47     Letter sent to KCPL retirees dated July 12, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate
Services

Dated:  July 12, 1996



                            EXHIBIT INDEX

 Exhibit
   No.                        Description                           Page
__________     ________________________________________________     ____

Exhibit 46     Press Release of KCPL issued on July 12, 1996

Exhibit 47     Letter sent to KCPL retirees dated July 12, 1996

                                                Exhibit 46

Second Quarter Financials / 2843
July 12, 1996

FOR IMMEDIATE RELEASE

      KANSAS CITY POWER & LIGHT REPORTS INCREASED EARNINGS

     Kansas City, Missouri, July 12, 1996 -- Kansas City Power & Light Company (NYSE: KLT) today announced common stock earnings for the second quarter ended June 30, 1996 increased to $0.43 per share, or $27 million, compared with $0.29 per share or $18 million this quarter last year. Warmer than normal weather this quarter had a positive impact on earnings. As a result of defending against Western Resources' hostile offer, earnings were reduced this quarter by $0.05 per share. Earnings were lowered in the second quarter of last year due to ongoing mild weather and several one-time costs including a one-time charge for Wolf Creek Generating Station's voluntary early retirement program.

     Retail revenues for the second quarter of 1996 increased 10% to $205 million, reflecting an 11% increase in retail kwh sales.
Operating revenues for second quarter increased to $226 million.

     For the twelve month period ended June 30, 1996, common stock earnings were $129 million, or $2.09 per share, up from $108 million, or $1.74 per share last year. Twelve month operating revenues increased to $915 million from $850 million the previous year.

     Drue Jennings, KCPL's Chairman, President, and Chief Executive Officer stated, "I want to congratulate everyone at KCPL for keeping their eye on the ball and delivering a terrific quarter. Despite the distraction created by Western Resources' ill-conceived hostile offer we served our shareholders well. It is unfortunate that we had to expend resources to defend against Western's hostile bid. We have gone to great effort to make a focused response; however, we would be shirking our fiduciary responsibility if we failed to make our shareholders aware of our belief that Western's offer is based on a number of faulty assumptions that raise serious questions as to Western's financial prospects and its ability to sustain its promised dividend rate.

     "KCPL can be very proud, we increased earnings and stayed focused on forming Maxim Energies -- our merger with UtiliCorp.
This merger is on track to be completed in the second quarter of 1997 -- a timetable, we believe, nobody else can match."

                             (more)

     Kansas City Power & Light Company provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

                      [SEE ATTACHED CHART]

                             #  #  #

Investor Contacts:
David Myers
816 / 556-2312
Sue Johnson-Kimbel
816 / 556-2904

                        KANSAS CITY POWER & LIGHT COMPANY
                        FINANCIAL - RESULTS OF OPERATIONS
                                 (In Thousands)


       Item               3 Months Ended June        Year-to-Date June       12 Months Ended June
____________________    ______________________    _______________________   _______________________

                           1996         1995         1996         1995         1996        1995
                        _________    _________    _________   ___________   __________   __________

1.  MWH Retail Sales    3,044,676    2,735,781    5,953,243     5,473,189   12,421,481   11,506,966
    % Increase             11.3%                      8.8%                       7.9%

2.  Operating            $226,205     $205,305     $432,829      $404,211     $914,573     $850,080
    Revenues

3.  Net Income            $27,674      $18,696      $52,197       $41,583     $133,200     $111,691

4.  Preferred                $935       $1,022       $1,892        $2,048       $3,855       $3,863
    Dividends

5.  Earnings              $26,739      $17,674      $50,305       $39,535     $129,345     $107,828
    Available for
    Common

6.  Average Number         61,902       61,902       61,902        61,902       61,902       61,902
    of Shares
    Outstanding

7.  Earnings Per           $0.43        $0.29        $0.81         $0.64        $2.09        $1.74
    Share                  48.3%                     26.6%                      20.1%
    % Increase

8.  Common Dividends                                                           $96,567     $94,091

9.  Return on Equity                                                            14.4%       12.4%
    (end of period)


Earnings for the 1995 year to date and twelve months ended were increased $5 million ($0.08 per share) from the gain on the sale of unit train cars.


                                            Exhibit 47


[Letter sent to KCPL Retirees]
                              July 12, 1996



Dear [Retired Employee]:

 As a retired KCPL employee, you are probably watching the KCPL/UtiliCorp merger activities with great interest -- especially after the well-publicized take-over attempt of our company by Western Resources. Because of your personal interest and long-time support, I want to explain to you the actions of our Board of Directors in turning down Western's unsolicited offer to merge with KCPL.

In rejecting Western's offer -- and in reaffirming our
intent to merge with UtiliCorp -- the KCPL Board is seeking
the best value for all KCPL shareholders.   After carefully
reviewing and analyzing Western's proposal, we see none of the business advantages offered in our merger with UtiliCorp, but rather we see significant risks in a combination with Western. We believe Western's proposed merger is based on faulty assumptions that could jeopardize its dividend promises and raise questions regarding its financial forecasts that we believe could adversely affect future stock price performance.

In addition, the KCPL Board questions Western's commitment to KCPL employees. Western has stated that no layoffs would result from its proposal, but Western's filings with the Kansas Corporation Commission state that 531 employee positions will be eliminated and all resulting savings available by January 1, 1998. We do not believe Western can reduce 531 positions in that short time frame without laying off KCPL employees.

The KCPL Board has concluded that Western's proposal is not
in the best interest of KCPL or its shareholders, employees
or the communities we serve.   For your information,
attached is a summary detailing several reasons for this conclusion.

If you are a shareholder, you have received details of our proposal and our response to Western. If you have further questions or need assistance in completing your proxy card, please call KCPL Investor Relations at 800-245-5275. If you are not a shareholder and would like copies of our response or more information, Investor Relations would also be happy to help.

On behalf of the Board, I thank you for your continued trust and support of the company you have served so well.

                              Sincerely

                              /s/Drue Jennings
                              Drue Jennings
                              Chairman of the Board,
                              President
                              and Chief Executive Officer

[Attachment for D. Jennings' Letter to KCPL Retirees]

    KCPL Board Rejects Western Resources' Exchange Offer


     There are many reasons which have led the Board to the conclusion that Western is an unattractive partner. Of paramount concern is the belief that Western's hostile offer is based on a number of faulty assumptions that raise serious questions as to Western's financial prospects and its ability to sustain dividends at its promised dividend rates. For example:

     - Western faces significant rate reductions which KCPL believes will imperil its ability to sustain promised dividends. The staff of the Kansas Corporation Commission has recommended that Western reduce its rates by $105 million annually, which is 12 times greater (in the first year of reductions) than the $8.7 million per year over seven years that Western has proposed. If the $105 million annual rate reduction is implemented, then virtually all of Western's projected earnings for a combined KCPL/Western entity in 1998 (as reported in Western's own prospectus dated July 3, 1996, and as adjusted by KCPL to reflect the full impact of the Kansas Corporation Commission Staff's recommended $105 million annual rate reduction) would be required to pay dividends at the rate promised to KCPL shareholders.

     - KCPL believes that reductions in merger-related savings realized and/or retained will further hamper Western's ability to make its promised dividend payments. Based on a review of Western's claimed merger-related savings, KCPL believes that Western has significantly overestimated the amount of savings that would result from a combination of KCPL and Western. In addition, both the Kansas Corporation Commission (in its order regarding the merger of Kansas Gas and Electric Company
          (KGE) and Western's predecessor, Kansas Power and Light Company (KPL)) and the Missouri Public Service Commission Staff (in the pending Union Electric/CIPSCO merger) have advocated an equal (50-50) sharing of savings between shareholders and customers. In contrast, Western's proposal to acquire KCPL contemplates that Western be allowed to keep 70% of merger-related savings.

     - KCPL believes that Western will be under pressure to reduce rates for its KGE customers, and any reduction to Western's revenue base would further threaten Western's ability to makes its promised dividend payments. Testimony before the Kansas Corporation Commission indicates that if the rates charged to Western's KGE customers were reduced to equal the rates charged to Western's KPL customers, Western would suffer a $171 million annual revenue reduction. Even if the Kansas Corporation Commission follows its own staff's recommendation and the entire $105 million annual rate reduction is applied to KGE customers, Western would still face a rate disparity of approximately $65 million per year. In an increasingly deregulated utility environment, KCPL believes that Western must address the rate disparity issue because Western's customers may otherwise choose to purchase cheaper power from Western's competitors.

     - A KCPL/Western combination would concentrate risk in a single asset and a single geographic market. A combined KCPL/Western entity would own 94% of the Wolf Creek nuclear plant, concentrating a significant amount of capital and risk in a single asset. In contrast, a combined KCPL/UtiliCorp company will own only 47% of Wolf Creek. In addition, a combined KCPL/Western entity would conduct a substantial portion of its business in two states, Missouri and Kansas. KCPL believes that a combined KCPL/UtiliCorp entity would be much better prepared for the deregulated utility environment because it would have operations in eight states and six foreign countries, thereby achieving geographic, regulatory and climatic diversity.

     - The KCPL Board questions Western's commitment to KCPL employees. Western has stated that no layoffs would result from its proposal, but Western's filings with the Kansas Corporation Commission state that 531 employee positions will be eliminated and assume that all resulting savings will be available by January 1, 1998. The KCPL Board does not believe that Western can reduce 531 positions in such a short time without laying off KCPL employees.

     The KCPL Board has also reaffirmed its support for a merger with UtiliCorp to form Maxim Energies, Inc. The KCPL Board believes that Maxim will be a customer-focused, low-cost energy supplier with diversified assets and the financial resources to grow and thrive in the electric utility industry which is on the verge of deregulation. The KCPL Board believes that Maxim will allow KCPL shareholders improved opportunities for long-term earnings and dividend growth which are superior to that offered by Western's hostile offer.


                                 #####